Exhibit 99.3

Annual General Meeting of China Hydroelectric
Corporation

Date:	October 31, 2011
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use dark black pencil or pen only

	For	Against	Abstain

PROPOSAL 1: Amendment by way of special resolution of Article 12 of the articles of association of the Company for clarification purpose.	☐	☐	☐

PROPOSAL 2: Re-election of Mr. Anthony H. Dixon and You-Su Lin to serve as Class II Directors for a three-year term.

Anthony H. Dixon	☐	☐	☐

You-Su Lin	☐	☐	☐

PROPOSAL 3: Ratify the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2011.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

á Please separate carefully at the perforation and return just this portion in the envelope provided. á

Annual General Meeting of China Hydroelectric Corporation
to be held October 31, 2011
For Holders as of September 29, 2011

MAIL
•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time October 24, 2011.

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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CHINA HYDROELECTRIC CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM (New York Time) on October 24, 2011)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Hydroelectric Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business September 29, 2011 (US Record Date) at the Annual General Meeting of Shareholders of China Hydroelectric Corporation to be held on October 31, 2011 at 8:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America.

NOTE:

1.

Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. Box 8016
CARY, NC 27512-9903